UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☑ Form C-TR: Termination of Reporting

Name of issuer
necoBrands I, a series of Wefunder SPV, LLC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 15, 2021

Physical address of issuer
70 S Sandusky Street, Delaware, Ohio, 43015

Website of issuer
necotech.com

Current number of employees
6

Filer EDGAR CIK
0001907993

Filer EDGAR CCC
p#vb0U13

Filer EDGAR Password
D5ZKKRonhrv$

Filer EDGAR PMAC
qam7jv$a

Submission Contact Person Information

> ***Name***
> Steve Flaherty
>
> ***Phone Number***
> (740) 972-1391
>
> ***Email Address***
> sflaherty@necotech.com
>
> ***Notification Email Address***
> sflaherty@necotech.com

Signatories

> ***Name***
> Steve Flaherty
>
> ***Signature***
>
> ***Title***
> CEO
>
> ***Email***
> sflaherty@necotech.com
>
> ***Date***
> April 29, 2025